SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 14, 2008

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FOR IMMEDIATE RELEASE

Cimatron Announces the Increase of its Holdings in
Microsystem to 100%

Givat Shmuel, Israel, – July 14, 2008 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced that its board of directors approved the exercise of Cimatron’s previously disclosed second call option to acquire an additional 49% of the shares of Microsystem Srl, the company’s Italian distributor, for an exercise price of approximately US$1,250,000, and accordingly, to increase Cimatron’s holding in Microsystem from 51% to 100%. The exercise price was already included in Cimatron’s current liabilities as of December 31, 2007. The acquisition is scheduled to close in the second half of July, 2008.

Commenting on the news, Danny Haran, President and Chief Executive Officer of Cimatron, said, “The increase in our holding in Microsystem to 100% is the final stage of our investment in Microsystem, that was meant to strengthen our leading position in Italy, one of our key markets in West Europe. We have worked closely with Microsystem’s management and staff since we acquired 27.5% of its shares in 2005, and we already see the benefits for both companies’ customers and employees. We started consolidating Microsystem’s results in our financial statements since Q3 2007, when we increased our holding to 51%, hence the increase to 100% is not expected to change the way we are currently reporting this holding in our financial statements”.

About Microsystem

Microsystem is Cimatron’s Italian subsidiary and a well-established distributor of software solutions for the Italian manufacturing industry. Microsystem started distributing CAD/CAM systems in 1984, subsequently broadening its offering to cover all phases of the design and manufacturing cycle.  With headquarters in Bologna and offices in Milan, Treviso and Ancona, Microsystem provides customers with best-in-class manufacturing solutions and superior technical support.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

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Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

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